Exhibit 3.2(ah)
SECOND AMENDED AND RESTATED OPERATING AGREEMENT
FOR ELYSIAN HEIGHTS POTOMIA, LLC
     THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT (this “Agreement”) is made as of the 18th day of August, 2009, by BEAZER HOMES CORP., a Tennessee corporation (“Beazer” or the “Sole Member”).
RECITALS:
     R-1. The Artery Group, LLC, a Maryland limited liability company (“Artery”), formed Artery Potomia, LLC, a Virginia limited liability company (the “Company”), pursuant to the applicable provisions of the Virginia Limited Liability Company Act (the “Act”), and Artery entered into an original Operating Agreement for the Company dated January 1, 2004.
     R-2. Artery sold and assigned to Beazer a forty-nine percent (49%) membership interest in the Company and, in connection therewith, Artery and Beazer entered into that certain Amended and Restated Operating Agreement for Artery Potomia, LLC, dated December 3, 2004, as amended by that certain First Amendment to Amended and Restated Operating Agreement dated October 30, 2007, and by that certain Second Amendment to Amended and Restated Operating Agreement (the “Second Amendment”) dated June 30, 2009 (collectively, the “Operating Agreement”). The Second Amendment, among other things, confirms that the Company’s name changed, as of June 30, 2009, to Elysian Heights Potomia, LLC.
     R-3. Pursuant to that certain Assignment of Membership Interest dated as of even date herewith (the “Assignment”), Artery assigned to Beazer all of Artery’s right, title and interest in and to the Company. Therefore, Beazer is now the sole member of the Company.
     R-4. In connection with the Assignment, Beazer, as the sole member of the Company, wishes to completely amend and restate the Company’s Operating Agreement.
     NOW THEREFORE, in consideration of the above recitals and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Beazer, as the sole member of the Company, states and affirms that the Company’s Operating Agreement is hereby completely superseded and restated as follows:
ARTICLE I
ORGANIZATION
     1.1 Name. The name of the Company shall be ELYSIAN HEIGHTS POTOMIA, LLC.

     1.2 Term. The Company commenced on October 18, 2002 (the date the Certificate of Organization for the Company was issued by the Virginia State Corporation Commission), and shall continue until terminated by law or as decided by the Sole Member.
     1.3 Place of Business. The Company’s principal office and place of business shall be located at 1000 Abernathy Road, Suite 1200, Atlanta, Georgia 30328.
     1.4 Purposes. The purposes of the Company are to (a) own, subdivide, develop, operate, maintain, construct residential units for sale on that certain property located within the project known as Elysian Heights, in Loudoun County, Virginia, such property being more particularly described on Exhibit A attached hereto, and sell and/or convey such units (or other portions of such property) to homeowners or to other parties; (b) engage in any and all general business activities incidental thereto (including without limitation borrowing money and encumbering any property of the Company for the foregoing purposes), and (c) conduct any and all other lawful business when and if approved by the Sole Member.
     1.5 Registered Office and Registered Agent of the Company. The current registered agent of the Company is CT Corporation System, a Virginia corporation, and the current registered agent’s address is 4701 Cox Road, Suite 301, Glen Allen, Virginia 23060, which is located in Henrico County. The Manager shall have the right to appoint one or more successor registered agents at the Manager’s sole discretion.
     1.6 Title to Property. Legal title to all property of the Company, both real and personal, shall be held in the name of the Company or in any other name the Manager deems proper.
ARTICLE II
MEMBERS
     Beazer is the sole member of the Company, owning a one hundred percent (100%) interest therein.
ARTICLE III
CONTRIBUTIONS AND CAPITAL ACCOUNTS
     3.1 Initial Contributions. The Sole Member acknowledges that all of its initial Capital Contributions have been made, and the Sole Member’s Capital Account balance is as reflected in the books and records of the Company.
     3.2 Additional Contributions. The Sole Member may, but shall not be required to, make capital contributions in addition to those set forth above in this Article III.
     3.3 Loans. In the event that at any time funds (in excess of the capital contributions) are required by the Company for or in respect of its business or any of its obligations, expenses, costs, liabilities or expenditures, the Company may, upon the decision of the Sole Member, borrow such funds, with interest payable at then-prevailing rates, from the Sole Member or from commercial banks, savings and loan associations and/or other lending institutions, or third parties.
     3.4 No Benefit to Third Parties. The foregoing provisions of this Article III are not intended to be for the benefit of any creditor or other person (other than the Sole Member in its capacity as such) to whom any debts, liabilities or obligations are owed by (or who otherwise has any claim against) the Company or the Sole Member; and no such creditor or other person shall obtain any right under any such foregoing provisions or shall by reason of any such foregoing provision make any claim in respect of any debt, liability or obligation (or otherwise) against the Company or the Sole Member.
     3.5 Capital Account. For all purposes of this Agreement, the “capital account” of the Sole Member as of any date is hereby defined to mean the amount of cash (or the agreed fair market value of property) the Sole Member contributed (or is deemed to have contributed) to the capital of the Company pursuant to this Article III, properly adjusted to reflect (i) the Sole Member’s distributive share of profits and losses (including partial accounting year sums, if applicable), and (ii) distributions by the Company to the Sole Member (including partial accounting year sums, if applicable).
ARTICLE IV
ALLOCATIONS AND DISTRIBUTIONS DURING OPERATIONS
     4.1 Distribution and Timing of Net Cash Flow. Net cash flow shall be distributed to the Sole Member when and as determined by the Manager in the Manager’s sole discretion. For the purposes of this Article IV, “net cash flow” shall mean the gross cash proceeds from any source whatsoever (including without limitation proceeds of financing or refinancing any indebtedness of the Company) less the portion thereof used to pay or establish reserves for all Company expenses, debt payments (including principal, interest and any other applicable charges owed to the Sole Member), capital improvements, replacements and contingencies. Net cash flow shall not be reduced by depreciation, amortization, cost recovery deductions or similar allowances, but shall be increased by any reductions of reserves previously established.
     4.2 Allocations. The Company’s profits, losses, and gains and losses from capital transactions, for tax and accounting purposes, shall be allocated to the Sole Member in accordance with the Internal Revenue Code of 1986, as from time to time amended, and the regulations promulgated thereunder, or any federal legislation that may be substituted therefor.
     4.3 Liability to Creditors. Except as otherwise required by law, none of the Sole Member, the Manager or the officers of the Company shall be liable for the obligations or losses of the Company.

ARTICLE V
MANAGEMENT; OFFICERS; INDEMNIFICATION
     5.1 Management.
          5.1.1 Management of the Company. All management of the Company shall be vested in a single manager (the “Manager”) who shall manage the business and operations of the Company and shall have all right, authority, power and discretion to control, direct, manage and administer the affairs of the Company and to do all things necessary to carry on the business and purposes of the Company, in each case subject to the direction of the Sole Member. The initial Manager shall be Donald W. Knutson. The Manager may be removed, with or without cause, at any time by the Sole Member, and the Sole Member may, but shall not be required, to appoint a replacement Manager. In the event that a removed Manager is not replaced, all decisions to be made by the Manager and all other authority granted the Manager under this Agreement or the Act shall be exercised solely by the Sole Member. The acts of the Sole Member and the Manager shall bind the Company.
          5.1.2 Obligations. The Manager shall not be obligated to devote full-time efforts to the business of the Company.
          5.1.3 Business Judgment. The Manager shall exercise reasonable and ordinary business judgment in managing the business and affairs of the Company.
     5.2 Officers.
          5.2.1 Appointment of Officers; Removal. The Manager may create such offices, and appoint persons to hold such offices from time to time as are set forth on Exhibit B attached hereto, as the Manager shall deem necessary or convenient in connection with the operation of the Company. Such additional officers shall have only such power as is delegated to them by the Manager, but in no event shall any such officer possess more power or authority than belongs to the Manager hereunder. Each such officer of the Company shall hold office until his or her death or until he or she shall resign or shall have been removed in the manner provided herein. Any officer or agent appointed by the Manager may be removed by the Manager whenever in the Manager’s judgment the best interests of the Company would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.
          5.2.2 Bank Accounts. The officers of the Company are authorized and directed to open accounts with any bank as may be selected as depositories for the Company by the Manager, and to deposit therein funds of the Company, drafts, checks and notes of the Company, payments on said accounts to be made in the corporate name. The officers are authorized to execute and deliver corporate resolutions on such forms as may be presented or required by any such bank, said forms to be completed with such information as the executing officers may deem to be in the best interest of the Company. All such resolutions which may be required by banks selected for the Company by the Manager dealing with the designation of such banks as depositories are adopted as resolutions of the Sole Member and the Manager, and any officer of the Company may hereafter attest to and execute such bank resolutions and/or forms without additional action of the Sole Member or the Manager.
     5.3 Assignment of Rights and Delegation of Duties. The Manager may contract with any person or entity with respect to the day-to-day management of the Company.
     5.4 Indemnification by the Company. To the fullest extent not prohibited by applicable law, the Sole Member, the Manager and, if any, the officers appointed by the Manager, shall be entitled to indemnification from the Company for any acts performed by them within the scope of this Agreement, provided that such acts were taken in good faith, except that no indemnification shall be made for any act adjudicated to be grossly negligent or unlawful unless the court making such adjudication shall determine that such act was, in spite of such gross negligence or unlawfulness, one entitled to be indemnified. Any indemnification hereunder shall be made from, and only from, Company assets, and the Sole Member, the Manager and any such officers appointed by the Manager shall not be individually or personally liable for any part thereof.
ARTICLE VI
ADMISSION OF NEW MEMBERS; TRANSFERS OF INTERESTS
     The Sole Member shall have the right at any time to (i) admit an additional member or members to the Company, and/or (ii) transfer, sell, assign, convey, hypothecate, pledge or encumber the Sole Member’s percentage interest in the Company, in whole or in part, to any person or entity.
ARTICLE VII
FINANCIAL RECORDS
     7.1 Company Books. The Company shall maintain accurate books of the affairs of the Company at its principal office using such methods as may be determined from time to time by the Manager. The Sole Member shall have the right to inspect and examine such books at all reasonable times.
ARTICLE VIII
GENERAL PROVISIONS
     8.1 Governing Law. All questions regarding the construction of this Agreement and the rights and liabilities of the parties shall be determined in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of laws provisions thereof.
     8.2 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the Sole Member and the Sole Member’s successors and assigns.
     8.3 Interpretation. When the context in which words are used in this Agreement so indicates, words in the singular number shall include the plural, and vice versa, and words in the masculine gender shall include the feminine and neuter genders, and vice versa.

     8.4 Validity. If a provision of this Agreement is declared invalid, such invalidity shall not invalidate the remainder of this Agreement.
     8.5 Entire Agreement; Amendments. This Agreement contains the entire understanding of the Sole Member and supersedes all prior written and oral agreements regarding the subject matter of this Agreement, including, without limitation, that certain Amended and Restated Operating Agreement for the Company, dated December 3, 2004, as amended. No representation, agreement, arrangement or understanding, oral or written, exists relating to the subject matter of this Agreement that is not fully expressed herein. All amendments to this Agreement must be made in writing and signed by the Sole Member.
     8.6 Captions. Any section or paragraph title or caption contained in this Agreement is for convenience of reference only, and shall not be deemed a part of or construed to affect the meaning of this Agreement.
     8.7 Other Ventures. The Sole Member may engage in and/or possess any interest in other business ventures of every nature and description, independently or with others, including but not limited to, the ownership, operation and management of other companies engaged in real estate acquisition, development and construction, and the Company shall not have any rights in or to any such independent venture or the income or profits derived therefrom.
     IN WITNESS WHEREOF, the Sole Member has signed this Agreement as of the day and year first above written.

BEAZER HOMES CORP., a Tennessee
corporation, Sole Member

By:	/s/ Richard O’Connor

Name:	Richard O’Connor
Title:	Vice President — Forward Planning

Exhibit A
Description of Property
See attached.

Exhibit B
Officers

Donald W. Knutson	President
Kevin L. Flemming II	Vice President
Lisa Hupfer	Vice President